Capital Research Brokerage Services, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

	Members' Equity
Balance at December 31, 2014	$ 451,958
Member's distributions	436,427
Member's contributions	-
Net income (loss)	5,743
Balance at December 31, 2015	$ 21,274

The accompanying notes are an integral part of these financial statements.